Filed by AbbVie Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: Pharmacyclics, Inc.

Form S-4 File No.: 333-202921

The following was posted on Abbvie Inc.’s website, www.abbvie.com, on April 8, 2015:

REMARKABLE IMPACT ON PEOPLE’S LIVES NEWSROOM LATEST NEWS MEDIA CONTACTS PHARMACYCLICS ACQUISITION On March 4th, AbbVie announced its intention to acquire Pharmacyclics. Pharmacyclics is a manufacturer of IMBRUVICA®, a therapy to treat blood cancers. Pharmacyclics markets IMBRUVICA® in the U.S.; Janssen Biotech, Inc. markets IMBRUVICA® outside the U.S. Upon closing of the transaction, AbbVie would take over the U.S. marketing activities for IMBRUVICA®. AbbVie expects the transaction to close in mid-2015. To view the press release click here To view a brief slide deck click here Additional Information and Where to Find It This information is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the registration statement and tender offer materials that AbbVie Inc. (“AbbVie”) and its acquisition subsidiary have filed with the U.S. Securities and Exchange Commission (“SEC”). THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED BY PHARMACYCLICS CONTAIN IMPORTANT INFORMATION. PHARMACYCLICS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PHARMACYCLICS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of Pharmacyclics common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting AbbVie’s Investor Relations department at 847-932-7900 or by contacting Georgeson Inc., the information agent for the exchange offer, at (888) 680-1528. In addition to the Offer to Exchange, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AbbVie files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AbbVie at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AbbVie’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. NEWSROOM > PHARMACYCLICS SELECT A COUNTRY CAREERS PARTNERSHIPS INVESTORS NEWSROOM E ABOUT US RESEARCH & INNOVATION PRODUCTS

ABOUT US RESEARCH AND INNOVATION PRODUCTS RESPONSIBILITY CAREERS PARTNERSHIP INVESTORS NEWSROOM A pioneering spirit. A collaborative nature. And the resources and skill to bring improved quality of life to market. For more information CONTACT US » ABBVIE: A GLOBAL COMPANY Our passion lies in developing advanced therapies to address the world’s most difficult health problems. SELECT A COUNTRY » Site map | Privacy policy | Terms of use Copyright © 2015 AbbVie Inc. North Chicago, Illinois, U.S.A. Unless otherwise specified, all product names appearing in this Internet site are trademarks owned by or licensed to AbbVie Inc., its subsidiaries or affiliates. No use of any AbbVie trademark, trade name, or trade dress in this site may be made without the prior written authorization of AbbVie Inc., except to identify the product or services of the company. CONNECT WITH ABBVIE